

November 12, 2019

Lori Marino
Executive Vice President
New Senior Investment Group Inc.
55 West 46th Street
New York, NY 10036

Re: New Senior Investment Group Inc.
Registration Statement on Form S-3
Filed November 5, 2019
File No: 333-234508

Dear Ms. Marino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction